                        MORGAN STANLEY SPECIAL VALUE FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

November 22, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:      MORGAN STANLEY SPECIAL VALUE FUND
         (FILE NOS. 333-06935 AND 811-7683)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Special Value Fund (the "Fund") filed with the Securities and Exchange Commission on September 27, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 15 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about November 22, 2006.

               GENERAL COMMENTS TO FORM N-1A
               -----------------------------

COMMENT 1.     PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
               INCLUDING THE "TANDY" PROVISION.

                    Response 1. This response letter addressing the Staff's
                    comments has been filed via EDGAR correspondence, including the "Tandy" provision, separate from the corresponding
                    Post-Effective Amendment.

               COMMENTS TO THE PROSPECTUS
               --------------------------

COMMENT 2.     PLEASE NOTE THAT CERTAIN SIDEBARS IN THE PROSPECTUS APPEAR IN ALL
               CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE CONFIRM
               THAT THEY ARE NOT IN ALL CAPS AS THEY APPEAR IN THE PRINTED
               PROSPECTUS.

                    Response 2. This disclosure appears in italics in the Fund's printed prospectus, not all caps.

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COMMENTS 3.    CONSIDER ADDING DISCLOSURE RELATING TO BUYING SECURITIES OF
               BANKRUPT ISSUERS, TO THE EXTENT THE FUND INVESTS IN THESE
               SECURITIES, TO THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION.

                    Response 3. The Fund does not intend to invest in the
                    securities of bankrupt issuers.

 COMMENT 4.    IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
               MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                    Response 4. We respectfully acknowledge the comment, but
                    believe the current placement of the footnotes is
                    appropriate. We believe to move the footnotes to below the
                    Example would diminish the impact of the information and
                    could result in a shareholder being unable to locate the
                    footnotes.

               COMMENTS TO THE SAI
               -------------------

COMMENT 5.     PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT TO
               BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                    Response 5. The SAI currently includes such disclosure.
                    Please see the section titled "Description of the Fund and
                    Its Investments and Risks - Investment Strategies and
                    Risks - Borrowing."

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
          Commission from taking any action with respect to the filings; and

     o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810. Thank you.

Sincerely,

/s/ Eric C. Griffith
Eric C. Griffith

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